

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0306

June 12, 2012

Via Email
D. Anthony Peay
Executive Vice President and Chief Financial Officer
Union First Market Bankshares Corporation
1051 East Cary Street, Suite 1200
Richmond, Virginia 23219

> **Re:** **Union First Market Bankshares Corporation**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2011**
> **Filed March 14, 2012**
> **Form 10-Q for Fiscal Quarter Ended**
> **March 31, 2012**
> **Filed May 9, 2012**
> **File No. 0-20293**

Dear Mr. Peay:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have specifically requested a draft of your proposed disclosures in future filings, please ensure that it clearly identifies new, revised or deleted disclosures, as appropriate. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for Fiscal Year ended December 31, 2011

Management's Discussion and Analysis, page 23

Nonperforming Assets ("NPAs"), page 40

1. Please refer to Item III C.1(c) of Industry Guide 3 and revise future filings to include restructured loans still accruing in your table on page 40. Please also revise this table to include your loans past due 90 days and accruing interest in your total nonperforming assets balance. Please provide us with your proposed revised disclosures.

2. As a related matter, we note your discussions throughout this section on nonperforming assets. On page 80, we note your tables presenting $98.8 million and $13.8 million of performing and nonperforming troubled debt restructurings (TDRs), respectively as of December 31, 2011. In your Form 10-K for the fiscal year ending December 31, 2010, we note you had total TDRs of $20.8 million. We could not find any disclosure in the current year Form 10-K that explained the reason for the significant increase in TDRs during the twelve months ending December 31, 2011. Please tell us and revise future filings to include a discussion regarding significant changes in your TDRs. Please also update your discussions on nonperforming assets throughout the document to include the changes in TDRs.

Financial Statements

Note 16 – Fair Value Measurements, page 99

3. We note your disclosure stating that various impaired loans use Level 2 inputs to determine their fair value. Please note that due to the fact the appraisal process tends to be very assumption driven with comparatives, expectations on cash flows, and other factors, we believe that even though an appraisal is current and performed by an independent third party, it still would not appear to meet the Level 2 reporting for fair value. Please tell us why you believe the fair value of impaired loans that are measured using current appraisals are not all considered to use Level 3 inputs.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Babette Cooper at (202) 551-3396 or me at (202) 551-3492 if you have any questions.

Sincerely,

/s/ John P. Nolan

John P. Nolan
Senior Assistant Chief Accountant